ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

Description of Business and Report Date

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and production of gold properties located primarily in the United States (“US” or “U.S.”). The Company also has mineral interests in Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and in the US on the over-the-counter Bulletin Board under the symbol “ATNAF”. The following discussion and analysis of the financial position and results of operations for the Company is current up to November 10, 2010 (the “Report Date”) and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto for the nine months ended September 30, 2010, which have been prepared in accordance with Canadian generally accepted accounting principles. Effective July 1, 2009, the Company changed its reporting currency from the Canadian dollar (“CAD” or “C$”) to the United States dollar (“USD” or “US$”). See Changes in Accounting Policies for additional information. All amounts are in USDs unless otherwise noted. Additional information relating to the Company, including audited consolidated financial statements and the notes thereto for the years ended December 31, 2009 and 2008, can be viewed on SEDAR at www.sedar.com and on EDGAR at  www.edgar.com.

Third Quarter Highlights:

•	Third quarter revenues increased by 12 percent to $7.5 million from $6.7 million in the previous quarter
•	Gold mined totaled 12,400 ounces an 88% increase from the previous quarter
•	Gold sales increased by 10% to 6,200 ounces
•	Estimated recoverable gold in inventory on leach pads, stockpiles and in plants increased during the quarter by 2,920 ounces to 13,870 ounces
•	Strong potential to increase reserves due to drilling and gold price increases at both Briggs and Reward
•	On November 10, 2010, the Company announced a CAD$8.0 million gross proceeds bought deal financing including an over-allotment option for additional gross proceeds of CAD$1.2

Mine Operations

Briggs Mine, California

The Briggs Mine (“Briggs”) is located on the west side of the Panamint Range near Death Valley, California.  Briggs was initially constructed in 1995 and through September 30, 2010, has produced over 575,000 ounces of gold.

A drilling program at Briggs is planned in early 2011 targeting extensions to the previously announced Briggs Deep zone located beneath the existing Briggs Main pit. Several areas of the current resources will be evaluated in areas adjacent to current pits where drill data is sparse. Mineral reserves and resources are shown under Summary of Mineral Reserves and Resources.

Strong production from the mine in the third quarter resulted from increased mining productivity and a 41 percent increase in ore grade for the period. Improved mine productivity resulted from a stronger focus on equipment availability and opening up new working faces which made the available equipment more efficient. Mine activities in the first half of the quarter focused on waste stripping to increase ore sources. This resulted in increased ore tons and grade delivered to the crusher in the second half of the quarter. Recovered gold production lagged ore deliveries for the third quarter as initial gold recovery from ores placed on the leach pad occurs 30 to 40 days after placement. As a result of this normal recovery lag, the majority of the ounces placed in the second half of the third quarter will be recoverable in the fourth quarter.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

Briggs is now fully staffed with three operating crews at the mine and crusher. Mine and crusher crews work four-ten hour days on a staggered shift basis.  Gold plant and leach pads are operated on a 24 hour per day, seven days per week basis.  Total employment at the mine is 110 personnel. The crushing plant averaged 605 tons per operating hour and the mine averaged 33,200 tons per operating day in the third quarter. Overall operating costs for the quarter averaged between $2.2 million and $2.6 million per month. This spending level exceeded budget. Progress has been made on reducing operating costs with specific attention on reducing the cost of outside services and rentals, tire consumption, and overtime worked. Unit operating costs were impacted by below budget gold production in the quarter, which was primarily a timing issue based on the time lag in gold ounces mined, crushed and leached during the quarter.

Production details for Briggs for the four most recent quarters are shown in the following table:

	Fourth	First	Second	Third
Production Statistic	Quarter 2009	Quarter 2010	Quarter 2010	Quarter 2010
Waste tons	792,700	1,418,700	2,081,900	2,042,500
Ore tons	591,600	644,200	485,400	649,500
Total tons	1,384,300	2,062,900	2,567,300	2,692,000
Ore grade (oz/ton)	0.013	0.015	0.014	0.019
Contained gold ounces mined	7,400	9,600	6,600	12,400
Gold ounces produced in doré	4,600	6,000	5,300	5,800
Gold ounces sold	5,000	5,500	5,700	6,200
Cash cost of gold production ($/oz)	$923	$892	$1,021	$1,036

Cash cost of production per ounce is a non-GAAP financial measure. Cash cost per ounce is calculated using Gold Institute Standards and is estimated by subtracting non-cash costs, changes in gold inventory and silver by-product credits from cost of sales. Cost of sales includes all mine-site operating costs, including mine-site overhead, production taxes, royalties (if any, Briggs has none), mine-site depreciation, amortization and depletion, and corporate office allocations.

The following schedule details the calculation of cash cost of gold production per ounce for the nine months ended September 30:

2010
Total cost of sales	20,986,400
Less lower of cost or market adjustment	(53,300)
Less mining related depreciation and amortization	(4,925,800)
Plus Increase in gold inventory - non-cash costs	1,532,500
Less silver by-product credits	(157,800)

Total cash cost of production	$17,382,000

Ounces produced (absorbed on carbon)	17,732

Total cash cost per ounce	$980

Full year production in 2011 for the Briggs Mine is projected to range from 35,000 to 40,000 ounces. Cash cost for 2011 are expected to fall in the range of $725 to $800 per ounce.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

Approximately $0.8 million of capital and $1.2 million for equipment leases was spent at Briggs during the nine months ended September 30, 2010. Spending for the remainder of 2010 on equipment notes, capital leases and on the leach pad expansion is expected to be approximately $0.1 million and $1.0 million. The leach pad expansion will add an additional seven million tons of leach pad capacity, which will be sufficient for all ores included in the current minable reserves.

The Briggs gold deposit is hosted by Precambrian quartz-rich gneiss and amphibolite which have been strongly folded in Precambrian and Mesozoic periods and faulted during Mesozoic and Tertiary periods. High-angle faults and shear zones are believed to have acted as conduits that channeled gold-bearing hydrothermal fluids upwards into the gneiss and amphibolite package. The primary high angle fault system in the Briggs Mine area, which is believed to be the primary conduit for gold mineralization, is the north-south trending Goldtooth fault.

Briggs Satellite Projects

The Cecil R gold project is located four miles north of the Briggs Mine proximal to the mine access road. The Company completed an initial NI 43-101 compliant mineral resource estimate and technical report for Cecil R in March 2010. The results of this study are shown under Summary of Mineral Reserves and Resources. Cecil R has similar geology and metallurgy to Briggs and represents a potential future ore source to expand the life of operations in the Briggs District. Bottle roll and column testwork is presently being conducted.

DEVELOPMENT PROPERTIES

Reward Mine, Nevada

The Reward Mine is located about 5.5 miles south-southeast of Beatty in Nye County, Nevada.  Development of Reward will proceed on a measured basis as cash flow from Briggs improves and additional financing becomes available.

In March 2008, the Company completed a positive economic feasibility study for Reward that recommended development of a conventional open pit mining, ore crushing, and heap leach gold production operation. Reward is expected to produce approximately 139,000 ounces of gold over a five year mine life at an estimated average cash cost of $580 per ounce of gold produced. The feasibility study included capital costs for crushing and process plants, facilities and infrastructure, mining fleet and deferred stripping. Estimated remaining capital spending requirements are $27.4 million inclusive of reclamation bonding costs. These capital and operating costs are based on owner mining and crushing and will change if contract mining and crushing are used.   Operating synergies and cost benefits from the nearby Briggs Mine could positively impact the operation.

Atna has received all necessary permits and approvals for Reward development and has posted the initial reclamation bond which allows development to commence. Bid packages for crushing and contract mining alternatives have been received. Owner mining versus contract mining cases are being evaluated by the Company. Initial project development includes construction of a site perimeter fence, access road improvement, water well development, and site power which will be provided by a local utility.

Three core holes drilled for metallurgical and geotechnical data were cut and assayed in the third quarter and two of the holes returned significant mineralized intervals as follows:

•	MC-01 returned an intercept of 130 feet grading 0.024 oz/ton Au (90 feet to 220 feet)
•	MC-03 returned an intercept commencing at the surface and continuing down-hole 190 feet grading 0.020 oz/ton Au (0 feet-190 feet).

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

Both intercepts occur within the engineered pit plan and may increase proven and probable reserves by re-categorizing areas of in-pit resources to higher confidence levels. The holes were drilled vertically and the intercepts represent nearly true widths of the gently dipping mineralized horizon within the Cambrian Woods Canyon Formation siltstones and phyllitic shales. The third hole was unmineralized and drilled entirely within the overlying dolomite and limestone which will make up the eastern high wall of the planned open pit. These results demonstrate that additional infill drilling may contribute to the development of additional reserves within the existing pit shell. In addition, the majority of the drillholes on the eastern flank of the Reward mineral resource model terminated in ore grade mineralization indicating a probable extension of the mineral resource. A new drill program is planned to further delineate the potential extension to the east.

Additional exploration work over recent months has included extensive road cut channel sampling to refine the surface gold footprint in the main pit area. This work defined a surface area in excess of 1,000 feet long by 100 to 250 feet wide in the heart of the main Reward pit footprint area where ore grade gold mineralization is exposed and where mining will encounter no waste rock overlying the main ore zone.

The Reward property contains a broad north-south high-angle shear zone with associated quartz veins, within a sequence of quartzitic beds, schists, and dolomites. The Reward gold-mineralized structure has been sampled by more than 310 holes totaling more than 100,000 feet drilled by a number of mining entities over the past 15 years. Gold mineralization has been encountered over a strike length of more than 2,400 feet and to a depth of 400 feet along the Reward structure. Gold mineralization is found both with the structural zone and as disseminations within the host stratigraphy. The width of mineralized zone ranges from a few feet to up to 200 feet. The mineralized structure remains open and untested at depth and along strike to the south.

Pinson Mine Property, Nevada

The Pinson Mine property is located in Humboldt County, Nevada, about 30 miles east of Winnemucca. In April 2009 Atna entered into a Mining Venture Agreement (“MVA”) for the Pinson gold project with Pinson Mining Company (“PMC”), a Nevada general partnership comprised of Homestake Mining Company of California and Barrick Holding Company of California, both subsidiaries of Barrick Gold Corporation (NYSE:ABX). Under the MVA, Atna owns a 30 percent equity interest in the joint venture and PMC owns 70 percent. PMC manages the project. Atna’s share of project expenditures in the third quarter 2010 was less than $0.1 million.

PMC has completed an in-house review of the project for both underground and open pit mining potential. They are currently reviewing their strategic options in regards to the project, which may include sale of their interest. Should they decide to sell their interest Atna retains a right of first refusal to match any offer within 60 days of that offer being presented to Atna. Atna’s share of the 2010 operating budget for the Pinson project is $0.3 million, which includes ongoing underground pumping and maintenance operations. No change in project status occurred in the third quarter.

The Pinson Mine property is located within the Getchell Gold Belt where it intersects the north end of the Battle Mountain Eureka trend. The Pinson Mine produced over 987,000 ounces of gold from relatively low-grade oxidized ore by open pit mining methods, prior to 2000. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Cambrian aged Comus Formation. Mineralization is focused along and adjacent to the Getchell Fault zone.

Columbia Project, Montana

The Company wholly-owns or leases the Columbia Gold Project (“Columbia”), located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Between 1989 and 1993, exploration, bulk sampling, development studies, metallurgical testing, and environmental baseline studies were conducted on the Columbia property. By 1993, total drilling on the property was 378 holes totaling 159,410 feet of drilling. In addition, some 8,000 feet of surface trenching was completed.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

An NI 43-101 compliant Technical Report and Preliminary Economic Assessment (PEA) for Columbia was completed in May, 2010. Results demonstrate robust economic returns are projected using current metal prices. Favorable economic returns result from using the current three year trailing average price of gold and silver.

Columbia Project PEA Highlights

•
Estimated average annual production would average approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine year mine life at an estimated cash cost of $640 per ounce of gold, net of by- product credits

•
Using a current gold price of $1,310 per ounce of gold and $23 per ounce of silver the pre-tax discounted Net Present Value (NPV 5 percent) and Internal Rate of Return (IRR) are $250 million and 47 percent IRR

•	At $900 per ounce of gold and $15 per ounce of silver the NPV 5 percent is $51 million, and the IRR is 16 percent
•	Estimated capital expenditures of US$72.2 million would be recovered in 3.1 years at today’s prices and 4.9 years at $900 gold. Capital estimates are based upon owner mining

The PEA contemplates a conventional open pit mining operation with sequential pit backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate. Concentrates would be sold to third party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

The PEA is an estimate of the economic viability of the project and does not contemplate a number of important engineering or regulatory factors. Further study is required prior to making a production decision. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized.

A number of recommendations for future work were developed from the PEA.  These include:

•	Additional metallurgical sampling to adequately test the various parts of the deposit sufficient to refine the process flow and complete a plant design
•	Additional drilling to confirm the resource and upgrade the ore classification of the Donnely South area
•	An evaluation of the permitting requirements of the project
•	A geotechnical study to optimize pit slope angles and confirm waste dump stability and design
•	Feasibility and project optimization studies

The project’s geologic model is presently being updated to incorporate detailed geologic information to assist in proper placement of drillholes for metallurgical sampling. Ongoing work at the site includes data collection for use in baseline environmental studies. Work has also commenced on a stakeholder mapping and community outreach program. The goal of this program is to create community awareness of the project and to solicit input from the community for use in project design and feasibility study.

The Columbia property is covered by middle Tertiary andesitic volcanic rocks. The most important controls on mineralization are north to northwest-trending faults that have localized quartz-pyrite-precious metal mineralization. The structures generally dip to the west and can be up to 150 feet wide. Gold and silver occur in high grade quartz veins that are localized near the margins of the shear zone, as well as in a lower grade shattered zones between the high grade veins. Gold mineralization occurs as fine-grained free gold as well as submicron particles associated with pyrite.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

EXPLORATION PROPERTIES

Clover, Nevada

The Clover property is situated 68 km northeast of Winnemucca in Elko County, north-central Nevada. Atna owns 22 claims on the Clover property, subject to a three percent NSR royalty. The Company optioned the property to Yamana Gold in November 2006 and they have been exploring the project since that time. To date, Yamana has spent approximately $1.3 million of the required $3.3 million in exploration expenditures. Over the course of the next 18 to 24 months Yamana must spend an additional $2.0 million in exploration expenditures to complete expenditure requirements and to earn a 51 percent venture interest in the project. Upon completion of these initial vesting requirements, Yamana may elect to earn up to a 70 percent interest in the project by taking the project through prefeasibility within 30 months of making the election to increase its interest. Should Yamana earn an interest in the project, Atna will retain either a 49 percent or 30 percent interest. In January 2010 Atna received from Yamana a $0.25 million final option payment.

Yamana Gold has completed two rounds of drilling and has encountered a number of significant gold intercepts in their drilling. Yamana has completed permitting activities required by the US Bureau of Land Management to allow a third round of drilling, posted the reclamation bond and awaits final approval of the completed cultural resource study. Planned work includes drilling to extend and in-fill gold mineralization in the Clover Hill area and an initial round of exploration drilling at the Saddle Target in the northern portion of the property where seven new drill sites are planned. Yamana has indicated that they expect to continue drilling in the spring of 2011.

The Clover prospect is a low sulfidation epithermal, vein-hosted gold prospect situated along the northern margin of the Midas trough, near the Ken Snyder Mine, on the southwest flank of the Snowstorm Mountains. The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift. These rocks are the stratigraphic equivalents to the units that host bonanza veins in the Midas district. Drilling in the Clover Hill target area encountered bonanza grade intercepts such as 32 feet grading 0.737 oz/ton Au in hole JK-4C (Romarco-1999) and 10 feet grading 0.588 oz/ton Au in hole USCV012 (Yamana-2008). Gold mineralization occurs within a north-northwest trending, structurally complex corridor named the Jake Creek trend.

Tuscarora and Adelaide Properties, Nevada

On February 15, 2008, the Company entered into an Option Agreement with Golden Predator Royalty & Development Corporation ("GPRD"), where Golden Predator would assume the obligation of Atna regarding an option with Newmont on the Adelaide and Tuscarora gold exploration properties in Nevada. Golden Predator is obligated under its Option Agreement to complete $3.0 million in expenditures by end 2011 to earn a 100 percent equity position in the project subject to various earn-back rights held by Newmont. At the end of 2009, a total of approximately $2.0 million has been spent toward the total spending requirements. Atna is entitled to receive annual option payments equivalent in value to 35 percent of the cost of work performed in the year until all earn-in expenditures have been completed. In addition, Atna shall retain an NSR of up to 1.5 percent but not less than 0.5 percent.

At the Adelaide Project, gold mineralization is hosted within Tertiary banded epithermal quartz-chalcedony veins and vein stockworks within the Cambrian Preble Formation phyllites. Gold grades within the veins vary widely, but bonanza-grades have been encountered in previous drilling by Newmont and the current operator GPRD.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

GPRD has now completed several rounds of drilling on a number of bonanza gold veins at Adelaide and have encountered significant gold intercepts. As a result of these encouraging results, GPRD has initiated permitting for an exploration drift on the Adelaide property to advance delineation drilling and metallurgical testing on the Margarite vein. The current plan is to develop underground workings to approximately 250 feet below surface of the Margarite pit floor to establish underground drilling stations. These drill stations will allow GPRD to further delineate the know mineralization and to continue testing the same structure down-dip, and also test parallel vein targets. GPRD is presently working on obtaining permits for this effort.

Sand Creek Uranium Joint Venture, Wyoming

In August 2006, Atna joined with Uranium One Exploration USA Inc, (“Uranium One”) to form the Sand Creek Joint Venture (“Sand Creek JV”). The purpose of this joint venture was to combine property positions over a portion of the Sand Creek JV area of interest which covers an area of approximately 92,000 acres, located east and south of Douglas, Wyoming.

In June 2009, the Company entered into a Supplemental Agreement to the Sand Creek Uranium Project Exploration, Development and Mine Operating Agreement. Under this Supplemental Agreement, Uranium One assumed the role of project manager and may spend up to $1.6 million before December 31, 2012 to increase its interest in the project from 30 percent to 51 percent. The Company is carried at no expense while Uranium One spends the funds to increase its interest. Uranium One’s equity interest in the Sand Creek JV is 32.6 percent and Atna’s is 67.4 percent.

During 2009, Uranium One, completed 24 drill holes to an average depth of 755 feet totaling 18,074 feet of drilling. Ten of the twenty-four holes drilled encountered encouraging uranium intercepts of greater than 0.25 percent U3O8 x feet thickness with a highlight of 6 feet at 0.11 percent U3O8. The drilling program was successful in demonstrating the potential of the project’s roll front-style uranium mineralization. Uranium One is currently reviewing its future strategy for this project.

Summary of Mineral Reserves and Resources

Gold Mineral Reserves - Proven and Probable at December 31, 2009 (3)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Briggs (1) - 100% Atna
Proven	5,740	0.022	127,200
Probable	5,238	0.020	105,500

Briggs reserves	10,978	0.021	232,700

Reward (2) - 100% Atna
Proven	1,366	0.027	37,200
Probable	5,781	0.024	136,500

Reward reserves	7,147	0.024	173,700

Total reserves	18,125	0.022	406,400

1.	Briggs 0.007 opt incremental leach cut-off grade using $845 per ounce gold
2.	Reward >$0.01 net incremental value using $845 per ounce gold
3.	Briggs reserves are current to December 31, 2009 and have been reconciled for mine production

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

Gold Mineral Resources - Measured, Indicated and Inferred (7)

Category	Tons (x1,000)	Au (oz/ton)	Contained Ounces
Measured
Briggs - 100% (1)	11,221	0.022	247,600
Reward - 100% (2)	1,744	0.027	46,400
Pinson - 30% (3,4)	346	0.454	157,000
Columbia - 100% (5)	5,370	0.047	254,400
Cecil-R - 100% (6)	858	0.024	20,800

Total measured	19,539	0.037	726,200

Indicated
Briggs - 100% (1)	21,310	0.019	394,500
Reward - 100% (2)	9,259	0.023	212,300
Pinson - 30% (3,4)	406	0.400	162,200
Columbia - 100% (5)	11,295	0.043	487,200
Cecil-R - 100% (6)	2,382	0.022	52,700

Total indicated	44,652	0.029	1,308,900

Measured & indicated
Briggs - 100% (1)	32,531	0.020	642,100
Reward - 100% (2)	11,003	0.024	258,700
Pinson - 30% (3,4)	752	0.424	319,200
Columbia - 100% (5)	16,665	0.045	741,600
Cecil-R - 100% (6)	3,240	0.023	73,500

Total measured & indicated	64,191	0.032	2,035,100

Inferred
Briggs - 100% (1)	15,313	0.017	264,200
Reward - 100% (2)	2,819	0.018	51,300
Pinson - 30% (3,4)	1,012	0.340	344,000
Columbia - 100% (5)	10,705	0.042	453,600
Cecil-R - 100% (6)	5,144	0.019	99,400

Total inferred	34,993	0.035	1,212,500

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

Silver Mineral Resources - Measured, Indicated and Inferred (7)

Category	Tons (x1,000)	Ag (oz/ton)	Contained Ounces
Columbia - 100% (5)
Measured	5,370	0.155	831,100
Indicated	11,295	0.115	1,304,400

Total measured & indicated	16,665	0.128	2,135,500

Total inferred	10,705	0.097	1,035,800

1.	NI 43-101 Technical Report Briggs Gold Project, March 2009
2.	NI 43-101 Technical Report Reward Gold Project, March 2008
3.	Pinson Project Basis: Atna 30 percent, Barrick 70 percent; 0.20 oz/ton cut-off grade
4.	NI 43-101 Technical Report Pinson Gold Property, June 2007
5.	NI 43-101 Technical Report Columbia Gold Property, September 2009
6.	NI 43-101 Cecil R press release, March 2, 2010
7.	Resource estimates include proven and probable reserves

Mr. Alan Noble of Ore Reserves Engineering of Lakewood, Colorado, Registered Professional Engineer, State of Colorado, is acting as the independent qualified person in the preparation of “Technical Report on the Briggs Mine Project, March 2009.” Mr. Mike Read of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the ore reserve estimate and mine plan and is the independent qualified person for those sections of the technical report. Mineral Reserves and resources were updated by Mr. Read to December 31, 2009 to account for 2009 mining at Briggs, price, cost and design parameter changes.

Dr. Fred Barnard, Ph.D., California Professional Geologist #7432, Mr. Greg Chlumsky, MMSA #0117QP, and Mr. Robert L. Sandefur, Colorado P.E. #11370, acted as qualified persons in the development of the Reward Project feasibility report “NI 43-101 Technical Report Reward Gold Project, March 2008.” Mr. Mike Read of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, is the independent qualified person who updated the previous work and was responsible for preparing the ore reserve estimate and mine plan as of December 31, 2009.

The updated mineral resource calculation and Technical Report for the Pinson project with an effective date of June 1, 2007, was prepared under the supervision of Mr. William Stanley, VP Exploration of Atna, a Licensed Geologist and Qualified Person. The projections from drill hole data points are consistent with projections made in the original resource estimate for the property, which were prepared by Mr. Rob Sim, an independent consulting resource geologist, first published in February 2005, supported by Technical Reports filed on SEDAR March 2005 and subsequently revised and re-filed in December 2005.

The Columbia Gold Project resource estimate was prepared by Gustavson Associates, LLC of Lakewood, Colorado, under the direction of Mr. Donald E. Hulse, P.E., an independent Qualified Person.

Robert Sandefur, P.E., of Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the Cecil R mineral resource estimate. Mr. Sandefur is an independent Qualified Person and co-author of the Technical Report which will be filed for the Cecil R Project on SEDAR.

The mineral resources reported above other than those declared as proven and probable mineral reserves have no demonstrated economic viability at this time. The quantity and grade of reported inferred resources in these estimations are based on limited information and should be considered conceptual in nature. It is uncertain if further exploration will result in discovery of an indicated or measured mineral resource within those areas classed as inferred.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

Legal Issues

There were no legal issues outstanding against the Company as of the Report Date.

Summary of Quarterly Results

The following are the quarterly results for the eight most recent quarters:

Quarterly results ended	Sep-10	Jun-10	Mar-10	Dec-09
Total revenues	$7,484,300	$6,655,000	$6,086,700	$4,957,800
Loss for the quarter	$(2,803,500)	$(3,551,400)	$(1,852,300)	$(1,824,000)
Basic and diluted loss per share	$(0.03)	$(0.04)	$(0.02)	$(0.02)

Quarterly results ended	Sep-09	Jun-09	Mar-09	Dec-08
Total revenues	$3,731,400	Nil	Nil	Nil
(Loss) income for the quarter	$(1,374,400)	$(1,728,900)	$(1,032,800)	$(424,100)
Basic and diluted (loss) income per share	$(0.02)	$(0.02)	$(0.01)	$-

The above quarterly results have been restated for changes in accounting policies as described later in this management discussion and analysis in the section “Changes in Accounting Policies”.

Quarterly results can vary significantly depending on whether the Company realizes any: gains or losses on the sale of investments, write-offs or write-downs on properties, gains or losses on foreign exchange, or stock-based compensation costs resulting from the granting of stock options. The Company is not impacted by seasonality in its cost structure.

Results of Operations – Three Months Ended September 30, 2010 versus Three Months Ended September 30, 2009

For the three months ended September 30, 2010, Atna recorded a net loss of $2.8 million, or basic loss per share of $0.03, on revenues of $7.5 million. This compares to net loss of $1.4 million, or a basic loss per share of $0.02, on revenues of $3.7 million for the three months ended September 30, 2009. Details of the $1.4 million total negative variance in the results between the quarters were as follows:

•	A negative variance of $0.6 million due to loss on gold sales
•	A negative variance of $0.5 million in interest income and expense due to lower cash balances and higher debt balances
•	A negative variance of $0.3 million in loss on asset disposals

For the third quarter ended September 30, 2010, cash and cash equivalents were $1.6 million a decrease of $3.8 million from June 30, 2010. The net decrease in cash was due primarily to the following:

•	$1.4 million was used to pay principal and interest for the gold bond
•	$1.3 million was provided by gold sales
•	$0.8 million was used to build additional gold inventory
•	$0.7 million was used for corporate overhead
•	$0.7 million was used to fund the Reward reclamation bond
•	$0.5 million was used to reduce accounts payable

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

•	$0.4 million was used to pay principal and interest for the capitalized leases
•	$0.3 million was used for exploration
•	$0.2 million was used to retire notes payable
•	$0.1 million was used for capital projects at Briggs

Third quarter revenues increased by 14 percent from $6.7 million in the second quarter to $7.5 million due to increased gold sales and an increased average gold price realization. Gold price realizations averaged $1,204 in the third quarter compared to $1,165 in the previous quarter. Revenues in the third quarter 2010 are expected to trend higher compared to the previous two quarters of 2010 due to an outlook for increased gold production. Production is expected to increase by approximately 36 percent in the fourth quarter of 2010 compared to the third quarter of 2010 as increased ore tons with higher grades are projected to be mined, crushed and placed on the leach pad for gold recovery. On a consolidated basis the Company expects to generate a profit for the fourth quarter of 2010 and is expected to generate quarterly profits thereafter for the foreseeable future.

Results of Operations – Nine Months Ended September 30, 2010 versus Nine Months Ended September 30, 2009

For the nine months ended September 30, 2010, Atna recorded a net loss of $8.2 million, or basic loss per share of $0.10, on revenues of $20.2 million. This compares to net loss of $4.1 million, or a basic loss per share of $0.05, on revenues of $3.7 million for the nine months ended September 30, 2009. Details of the $4.1 million total negative variance in the results of the nine month ended periods were as follows:

•	A negative variance of $1.8 million in interest income and expense due to lower cash balances and higher debt balances
•	A negative variance of $1.5 million in realized and unrealized losses on derivatives were due to the $311 per ounce increase in the gold price
•	A negative variance of $0.9 million due to loss on gold sales
•	A positive variance of $0.4 million in exploration
•	A negative variance of $0.3 million in general and administrative expenses due primarily to legal fees in support of an insurance claim recovery

For the third quarter ended September 30, 2010, cash and cash equivalents were $1.6 million a decrease of $11.4 million from December 31, 2009. The net decrease in cash was due primarily to the following:

•	$4.1 million was used to pay principal and interest for the gold bond
•	$4.1 million was used to build additional gold inventory
•	$2.7 million was provided by gold sales
•	$2.5 million was used for corporate overhead
•	$1.4 million was used to pay principal and interest for the capitalized leases
•	$0.8 million was used for capital projects at Briggs
•	$0.9 million was used for exploration
•	$0.2 million was used to retire notes payable

Revenues for the nine months ended September 30, 2010 were $20.2 million and are expected to range between $30.5 million to 31.5 million for the full year 2010. Gold production during the nine month period amounted to 17,100 ounces and gold ounces sold during the nine month period amounted to 17,400 ounces. Gold price realizations averaged $1,161 in the nine month period.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

Contractual Obligations

The Company’s material contractual obligations as of September 30, 2010:

		Payments Due by Period
		Less than			After
	Total	1-year	1-3 years	4-5 years	5-years
Long term debt obligations	$17,021,600	$6,252,900	$10,768,700	$-
Capital lease obligations	959,000	253,100	616,300	89,600	-
Operating lease obligations	476,100	83,900	291,500	100,700
Asset retirement obligations	6,549,500	1,495,100	2,646,300	1,934,600	473,500

Total contractual obligations	$25,006,200	$8,085,000	$14,322,800	$2,124,900	$473,500

Off-Balance Sheet Arrangements

As of September 30, 2010, the Company had no outstanding off-balance sheet arrangements.

Liquidity & Capital Resources

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, if necessary, equity issuances. In September 2010, the Company extended C$1.3 million of the C$1.5 million convertible debentures. In December 2009, the Company closed a $14.5 million Gold Bond offering. Based on the Company’s current stock price, the Company expects the exercise of options and warrants to be a potential source of funds over the next twelve months.

Briggs Mine current life of mine cash cost is expected to range from $550 to $600 per ounce. The Briggs Mine is expected to produce gold through the year 2016 based upon the current mine plan, which was determined using a gold price of $845 per ounce. An updated mine plan and reserves will be completed for the year-end report using a gold price of approximately $1,000.

The Company entered into gold hedging contracts during 2009 with the intent to protect the cash flow from the possibility of lower gold prices during 2010 and beyond. The remaining open hedge positions consist primarily of a 1,000 ounce gold collar with a floor price of $800 and a maximum price of $1,100 and 10,585 gold ounces committed under the Gold Bonds at a fixed forward price of $1,113. The hedge position payable during the next twelve months represents less than 12 percent of the expected one year forward production and approximately eight percent during the full year 2011.

In early 2009, the Company was granted a $10 million line of credit to lease equipment by an equipment manufacturer. On September 23, 2010, the Company successfully extinguished approximately $3.0 million of capital leases and replaced the leases with a four-year note secured on the previously leased mining equipment units payable to the equipment manufacturer at a lower composite interest rate.

Atna continually evaluates business opportunities such as joint ventures, mergers and/or acquisitions with the objective of increasing share value by creating additional cash flow both to sustain us and to provide future sources of funds for growth. While the Company expects that the future cash flows from the Briggs Mine will help to finance its continuing activities, there are no assurances of success in this regard. To implement the Company’s future goals of developing its other mining properties, additional sources of funds will be required. If the Briggs Mine fails to generate enough cash to implement management’s development plans and the debt and equity markets lack liquidity, the Company’s ability to expand and sustain future cash flows could be delayed or adversely impacted.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

Financing Transactions

Asset Sales: During the nine months ended September 30, 2010, the Company sold $0.4 million in equity investments and mining equipment.

A roll forward of the Company’s beginning and ending common shares outstanding as of November 10, 2010 is as follows:

Number of
Shares
Balance, beginning of the period	83,291,133
Option exercises	97,724
Conversions of notes payable	111,111

Balance, end of the period	83,499,968

Equity Issuance: During the nine months ended September 30, 2010, the Company issued 97,724 shares related to the exercise of 155,000 options. During the nine months ended September 30, 2010, the Company issued 111,111 shares related to the conversion of C$50,000 of notes payable.

Notes Payable: As of September 30, 2010, there was C$1.3 million of 12 percent debentures outstanding in current liabilities. On September 18, 2010, C$1.3 million of the debentures were extended for one year at a reduced conversion price. At the same time the Company repaid C$150,000 of the debentures and converted C$50,000 of the debentures into 111,111 common shares. The extended debentures are convertible until September 18, 2011 to common shares at any time at a conversion rate of C$0.50 per common share for a total of 2.6 million underlying common shares. The debentures are currently callable by the Company at any time without penalty.

On September 23, 2010, the Company successfully extinguished approximately $3.0 million of capital leases and replaced the leases with a four-year note payable at a lower composite interest rate of 5.9 percent.

As of September 30, 2010, there was $0.8 million of six percent debentures outstanding in current liabilities. The debentures are convertible until March 2011 to common shares at any time at a conversion rate of $4.31 per common share for a total of 0.2 million underlying common shares.

Gold Bonds Payable: On December 9, 2009, the Company closed a private placement of $14.5 million of gold bonds. The gold bonds, which expire on December 31, 2013, have an interest rate of 10 percent per annum on the declining balance. The gold bonds will be redeemed in sixteen quarterly installments equivalent to the market value of approximately 814 ounces of gold per quarter based on a closing gold price approximately ten trading days prior to the end of each quarter paid in cash. The gold bond agreement limits the Company’s hedge position to 50 percent of the future estimated consolidated gold production.

The Company recorded an initial discount on the gold bonds of $1.8 million. The discount was comprised of $1.2 million of transaction costs associated with the gold bonds and the $0.7 million initial fair value of the embedded derivative. The discount is amortized using the effective interest method and was $0.6 million during the nine months ended September 30, 2010 and nil for the same period of 2009.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

The embedded derivative is the result of the gold bonds being amortized by the Company delivering a total of 13,028 ounces of gold over 16 equal quarterly payments during the life of the bond. The fair value of the embedded derivative fluctuates with changes in the price of gold and changes in the forward price of gold. The initial fair value of the embedded derivative was discounted at the Company’s assumed borrowing rate of 12 Percent. The change in fair value of the embedded derivative during the nine month period ending September 30, 2010 resulted in an unrealized loss of $1.6 million, which was recorded in the consolidated statements of operations in unrealized (loss) gain on derivatives. Realized losses related to the quarterly payments during the nine month period ending September 30, 2010 resulted in a loss of $0.2 million, which was recorded in the consolidated statements of operations in realized losses on derivatives.

Total interest expense recorded related to the gold bonds was $1.6 million for the nine months ended September 30, 2010, none of which was capitalized compared to nil during the same period in 2009.

Capital Expenditures

Capital expenditures for the nine months ended September 30, 2010 and 2009 totaled $1.3 million and $9.6 million, respectively. The spending in 2010 was due primarily to the capitalization of mining equipment leases at the Briggs Mine. The remaining capital requirements for 2010 to sustain Briggs Mine operations are expected to be approximately $1.1 million inclusive of equipment lease payments. The initial budget for development spending on the Reward Project in Nevada for the remainder of 2010 is currently being developed and will be dependent on generation of free cash flow from the Briggs Mine or from obtaining other sources of finance for the project. At Reward, a total of $0.8 million was placed into escrow to support initial environmental bonding requirements of $0.9 million.

Outstanding Warrants

The following table summarizes warrants outstanding as of November 10, 2010:

	Underlying	Exercise Price
Expiration Date	Shares	(USD)

May 25, 2011	1,782,888	2.20

Surety Bonds

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board. The Company has posted cash and reclamation bonds with these agencies in the amount of $4.4 million of which $4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

The total bonding requirement for the Reward Gold Mine was determined to be $5.9 million. In July the Company posted an initial bond backed by surety of $0.9 million to cover development activities that include the installation of fencing, site road improvements, in-fill drilling, water wells and related pipelines, other earthwork and installation of power lines and facilities. The Company funded $0.8 million into a collateral account related to the surety bond.  All surety bonds are subject to annual review and adjustment.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

Related Party Transactions

During the nine month period ended September 30, 2010, the Company had no related party transactions.

Financial Instruments

Financial instruments are either recorded at amortized cost or fair value. Held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost. Held-for-trading financial assets and liabilities and available-for-sale financial assets are measured on the balance sheet at fair value. Derivative financial instruments are classified as held-for-trading and are recorded on the balance sheet at fair value unless exempted as a normal purchase and sale arrangement. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated and meet the requirements for accounting treatment as a hedge. The Company does not designate its derivative contracts as hedges and therefore does not employ hedge accounting treatment. The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies as of the balance sheet date; however, considerable judgment is required to develop these estimates. Realized gains and losses on financial instruments are recorded as a component of operating cash flow.

CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”), requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The following table provides a comparison of fair values and carrying values:

			September 30,		December 31,
			2010		2009
			Estimated	Carrying	Estimated	Carrying
	Category	Level	Fair Value	Value	Fair Value	Value

Financial assets:
Cash and cash equivalents	Available-for-sale	n/a	1,634,800	1,634,800	13,060,300	13,060,300
Restricted cash	Loans and receivable	1	4,812,200	4,812,200	4,076,100	4,076,100
Investments	Available-for-sale	1	70,300	70,300	267,700	267,700
Total financial assets			6,517,300	6,517,300	17,404,100	17,404,100

Financial liabilities:
Accounts payable and
accrued liabilities	At amortized cost	n/a	3,131,600	3,131,600	2,376,200	2,376,200
Derivative liabilities	Held-for-trading	2	2,147,000	2,147,000	547,600	547,600
Notes payable	At amortized cost	2	5,240,300	5,240,300	2,158,400	2,158,400
Gold bonds, net of discount	At amortized cost	2	10,596,100	10,596,100	12,729,400	12,729,400
Capital leases	At amortized cost	n/a	959,000	959,000	2,979,200	2,979,200
Total financial liabilities			22,074,000	22,074,000	20,790,800	20,790,800

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

Derivatives

As of November 10, 2010 the Company had the following derivatives outstanding:

	US$	Expiry Date				US$
Hedging Contract	Strike Price	2010	2011	Thereafter	Total	Fair Value
Gold Bond Forwards - Ozs	$1,113	814	3,257	6,514	10,585	$(2,580,000)

Owned Put Options - Ozs	$800	1,000	-	-	1,000	$-

Sold Call Options - Ozs	$1,100	1,000	-	-	1,000	$(291,000)

						$(2,871,000)

The Company’s open hedge positions consist of a gold collar that will expire in 2010 and a gold participating bond (“Gold Bond”). The balance of Gold Bond will be repaid by delivering 10,585 ounces of gold over the remaining 3.25 years expiring on December 31, 2013. The purpose of these hedge positions is to limit exposure to gold price decreases during 2010 and beyond. The collars consist of an equal number of put and call option contracts with similar expiry dates. The put and call option contracts are European style options that are settled net on the expiry date. The remaining options have expiry dates from November to December 2010 at the rate of 500 ounces per month. The remaining gold forward sales position related to the Gold Bond expires quarterly from September 30, 2010 to December 31, 2013 at a rate of 814 ounces per quarter. All derivative contracts have counterparty risk and all of the gold options have been placed with a single counterparty. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail.

Under the terms of the option contracts, the counterparty may call the gold away on the contract expiry date if the gold price is above the sold call option strike price of $1,100 per ounce and pay the strike price and the Company may put gold to the counterparty on the contract expiry date if the gold price is below the owned put option strike price of $800 per ounce and the counterparty will be required to pay the strike price. Both the call options and the put options can also be settled net. If the gold price on the contract expiry date falls between the put strike price of $800 and the call strike price of $1,100 per ounce the contract will expire without further requirements by either party.

Under the terms of the gold bond forwards (embedded derivative contracts) in the Gold Bonds agreement, Atna will deliver the value of 814 ounces of gold each quarter on the contractual delivery date, which will be used to purchase shares of a gold exchange traded fund (“ETF”) for each bond holders account and 6.25 percent of the original face value of the Gold Bonds will be redeemed.

The fair market value in the table above was estimated based on the gold price per ounce from the London PM Fix on November 10, 2010 of $1,391. The change in the net fair value of the hedge position will be positive to the Company when gold prices fall and will be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

Risk management

The Company is exposed to a number of market risks that are part of its normal course of business. The Company has a risk management program that includes senior management and when appropriate the board of directors. Management sets policies approved by the board to identify and manage market risks affecting the Company. As a result, the Company incorporates the use of various financial instruments to manage these risks.

Gold price risk: The Company’s primary products are gold and to a lesser extent silver. The value of the Company’s assets, its earnings and its operating cash flows are significantly impacted by the market price of gold. The price of gold is influenced by numerous factors beyond the Company’s control, including supply and demand and world geopolitical events.

Management and the board of directors have set a gold hedge limit of 50 percent of annual production plus a reserve tail of 25 percent of the life-of-mine production as a cushion for unforeseen production issues. The Company has entered into gold derivative contracts to mitigate the impacts of lower gold prices on its operations. The gold derivative contracts include the purchase of put options and the sale of call options, which in some cases are structured as a collar and forward gold sales, including embedded derivatives in the gold bond financial instruments. The Company fair values its derivative positions and does not employ hedge accounting.

Foreign exchange risk: The Company is not significantly impacted by foreign exchange risk. The Company’s assets, liabilities, revenues and costs are all primarily denominated in US dollars. Effective July 1, 2009, the Company restated its financial statements to report its results in US dollars to remove the impact on its reporting of fluctuations in the US dollar and Canadian dollar exchange rate.

Counterparty credit risk: The Company sales of gold to third parties expose the Company to the credit risk of nonpayment by the counterparty. The Company manages the counterparty credit risk by monitoring the credit worthiness of our customer.  The Company sells all of its gold to one counterparty, but at any one time the level of receivable is usually less than two percent of the Company’s total revenues. As of September 30, 2010 there were no significant concentrations of counterparty credit risk and no amounts were held as collateral.

Liquidity risk: Liquidity risk represents the risk that the Company cannot fund its current operations. The Company’s goal is to maintain sufficient liquidity to fund current operations for the next year after taking into account its current cash and short-term investment balances and cash flows from operations and potential asset sales. The Company believes that its current liquidity position is sufficient to fund the Company’s operations for the foreseeable future.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

Stock Options

The following table summarizes the stock options outstanding and exercisable at September 30, 2010:

Exercise Price CAD		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price CAD
$0.45	$0.75	4,470,000	3.7	$0.58	2,407,081	3.6	$0.54
1.26	1.36	1,480,640	0.8	1.34	1,480,640	0.8	1.34

$0.45	$1.36	5,950,640	3.1	$0.77	3,887,721	2.5	$0.84

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's President and CEO and Vice President and CFO have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's President and CEO and Vice President and CFO by others within the organization in a timely manner; and (ii) Information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The President and CEO and Vice President and CFO of the Company are responsible for the design and operating effectiveness of internal controls over financial reporting (“ICFR”) or causing the controls to be designed and operating effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There has been no change in the Company’s ICFR that occurred during the nine months ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute assurance, that the objectives of the controls are met.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

The Company’s management is held accountable to the Board of Directors (“Directors”). Directors are elected to the Board by shareholders on an annual basis. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four directors, all of whom are independent of management. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Changes in Accounting Policies

Change in reporting currency: Effective July 1, 2009, the Company changed its reporting currency from the CAD to the USD. The Company believes that USD reporting provides better information regarding the Company’s results of operations and related business activities. USD reporting is expected to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the mining industry whose primary assets are located in the United States. Prior to July 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in CADs. In making this change in reporting currency, the Company followed the guidance of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), as described in EIC-130, Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency.

Based on EIC-130, the financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method. Under this method, the statement of operations and cash flow statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates. Shareholders’ equity transactions since January 1, 2007 have been translated using the rates of exchange in effect as of the dates of the various capital transactions, whereas shareholders’ equity balances on January 1, 2007 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in USDs.

International Financial Reporting Standards: International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosures. The Company has completed a review of the major differences between Canadian GAAP and IFRS. The Company will implement a comprehensive IFRS conversion plan, which takes into account matters such as changes in accounting policies, restatement of comparative periods, organizational and internal controls and any required changes to business processes.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

The Company’s conversion plan involves the following phases: i) scoping and planning; ii) detailed assessment; iii) implementation; and iv) follow-up. In the scoping and planning phase, the Company has prepared an analysis of the major differences between Canadian GAP and IFRS. The scoping review did not result in any significant differences in the current accounting policies to that which would be acceptable to IFRS. The Company has also set up a project team and project management plan including oversight of the process that will continue to evaluate the adoption of any new accounting policies to ensure that they are compatible with IFRS. The Company has reviewed its current internal controls over financial reporting and disclosure controls and procedures and believes that the current controls are adequate.

The detailed assessment phase will involve additional technical GAAP analysis of the potential impacts, qualification of alternatives where there are accounting policy choices, detailed analysis and decisions taken regarding IFRS exemptions and exceptions available to the Company, if applicable.

IFRS requires retrospective application of its standards upon adoption of IFRS with some exceptions as detailed in IFRS #1. Mandatory exceptions include estimates, hedge accounting, non-controlling interests and derecognition of financial assets and financial liabilities. Voluntary exceptions include business combinations, share-based payments, leases, employee benefits cumulative translation adjustments, among others.

In the implementation phase, which has been ongoing since early 2009, the Company will consider IFRS when adopting new accounting policies, drafting footnotes and preparing financial statements.

In the follow-up phase, the Company will continuously monitor changes in IFRS and continue to train and develop its staff at all levels of the organization. The Company will disclose its IFRS implementation progress in its Management Discussion and Analysis during 2010.

While the Company will be performing a detailed assessment of the impact of adopting IFRS, the following accounting policies has been identified as areas where the Company expects differences. However, the potential differences are not expected to cause a material impact to the financial statements.

(i)	Method of valuation and amortization of stock-based compensation
(ii)	Property, plant, mine development and mineral interests
(iii)	Financial instruments
(iv)	Accounting for taxes

Recent Accounting Pronouncements

This note describes any recently issued accounting standard relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 3862 - Financial Instruments-Disclosures - In June 2009, the CICA amended Section 3862 to require enhanced disclosure about the fair value assessments of the financial instruments.  The new disclosures are based on a fair value hierarchy that categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate the fair values.

EIC-174 – Abstract on Impairment Testing of Mineral Exploration Properties - In March 2009, the CICA issued an Emerging Issues Committee (“EIC”) Abstract.  This Abstract provides guidance on capitalization of exploration costs related to mining properties in particular and on impairment of long-lived assets in general.  Application of this new standard did not have an impact on the Company’s financial statements.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

EIC-173 – Abstract on Credit Risk and the Fair Value of Financial Assets and Financial Liabilities - In January 2009, the CICA issued an Emerging Issues Committee (“EIC”) Abstract.  This Abstract provides guidance on taking into account an entity’s own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Application of this new standard should be applied retrospectively in interim and annual financial statements for periods ending on or after the date of issuance of the abstract. The adoption of this guidance did not have a material impact on the Company’s financial statements.

Section 1582 – Business Combinations – In January 2009, the CICA issued Section 1582, which replaces Section 1581 and establishes standards for the accounting for a business combination.  Section 1581 has been re-filed under “Superseded Accounting Recommendations” with a Supplement added setting out the previous wording of paragraphs in other Handbook material that has been amended substantially as a consequence of approving new Section 1582.  The superseded Section 1581 will be withdrawn from the Handbook when it is no longer effective.  Section 1582 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2011.  Earlier application is permitted.  If an entity applies this Section before January 1, 2011, it shall disclose that fact and apply Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, at the same time.  The Company will evaluate the impact of Section 1582 to the financial statements beginning on January 1, 2010.

Section 1601 – Consolidated Financial Statements – In January 2009, the CICA issued Section 1601, which, together with new Section 1602, replaces Section 1600 and establishes standards for the preparation of consolidated financial statements.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Non-controlling Interests, Section 1602.   The Company will evaluate the impact of Section 1601 to the financial statements beginning on January 1, 2010.

International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

US Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued a new statement related to The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This standard establishes only two levels of US GAAP, authoritative and nonauthoritative.  The FASB Codification has become the source of authoritative, nongovernmental GAAP, except for the rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. The adoption of this statement did not have any impact on the Company’s financial position and results of operations, as the Codification was not intended to change or alter existing GAAP.

Subsequent Events

On November 10, 2010, the Company entered into an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. and including Octagon Capital Corporation (the “Underwriters”), to which the Underwriters have agreed to purchase, on a bought deal basis, pursuant to a short form prospectus, 13.4 million units (the “Units”) of the Company at a price of CAD$0.60 per Unit for gross proceeds of CAD$8.0 million (the “Underwritten Offering”). Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”).  Each Warrant will entitle the holder to subscribe for one additional common share for a period of 24 months from the closing of the Underwritten Offering at an exercise price of CAD$0.70.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

In addition, the Company will grant the Underwriters an over-allotment option, exercisable prior to the closing of the Underwritten Offering, to purchase from the Company up to an additional 2.0 million Units at CAD$0.60 per Unit to raise additional gross proceeds of up to CAD$1.2 million (the “Over-Allotment Option”, and together with the Underwritten Offering, the “Offering”). Closing of the Offering is anticipated to occur on or before December 2, 2010 and is subject to certain conditions including, but not limited to, the completion of satisfactory due diligence by the Underwriters and the receipt of applicable regulatory approvals including approval of the Toronto Stock Exchange.

Forward-Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, and its projects, constitute forward-looking statements. The words “believe,” “expect,” “anticipate,” “contemplate,” “target,” “plan,” “intends,” “continue,” “budget,” “estimate,” “may,” “will,” “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated capital spending and cash flows, expectations regarding operations, production, drilling and approvals and the timing of studies and reports. Forward-looking statements are based upon a number of estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. While these estimates and assumptions are considered reasonable by the Company, they are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among other things, risks relating to additional funding requirements, exploration, development and operating risks, competition, production risks, regulatory restrictions, including environmental regulation and liability and potential title disputes. These factors and others that could affect the Company’s forward-looking statements are discussed in greater detail in the section headed “Risks and Uncertainties” below. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Cautionary Note to U.S. Investors – The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as “measured,” “indicated,” and “inferred resources” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be obtained from us or viewed on the SEC website at http://www.sec.gov/edgar.shtml.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

Risks and Uncertainties

Mineral exploitation is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding minerals deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The exploitation of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the economy, the proximity and capacity of mining facilities, mineral prices, and such other factors as government regulations, including regulations relating to royalties, changes in taxation rates, increased fees, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold and silver has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, improved mining and production methods.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations, or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration, development and mining operations. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures or by other means in order to fund exploration, development and mining operations. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and silver and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold and silver recovery include variation in crushed ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit cost, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope failure, lack of skilled labor and management, availability of mining equipment, availability of consumables, weather and other operational factors.

ATNA RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the Nine Months Ended September 30, 2010

The Company operates primarily in the US. US legislation is trending toward giving regulatory agencies that regulate the mining business such as the Mine Safety and Health Administration, Homeland Security, OSHA, Health and Human Services and others increased power and rights to require stricter standards and enforcement, levy increased fines and penalties for non-compliance, and to require a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that stricter enforcement and future changes in regulations, if any, will not adversely affect the Company’s operations.

The Company entered into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also enters into consumable off-take agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may results from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the company’s 20-F for the year ended December 31, 2009, which can be found on SEDAR at www.sedar.com.

Outlook

The Company’s key milestones for the remainder of 2010 and for 2011 are:

•	Produce between 8,500 to 10,000 ounces of gold from the Briggs mine at an average unit cash cost of $725 to $825 per ounce during the fourth quarter of 2010
•	Produce between 35,000 to 40,000 ounces of gold from the Briggs mine at an average unit cash cost of $725 to $800 per ounce during 2011
•	Complete the development of the Reward Gold Project during 2011, subject to further financing
•	Complete additional drilling during 2011 at both the Reward Project and the Briggs Mine to potentially increase both resources and reserves
•	Evaluate our options for the Pinson Gold Project based on the outcome of Barrick’s strategic review
•	At Columbia initiate baseline environmental study and community outreach to solicit community input prior to initiating feasibility study
•	Continue to pursue new exploration, acquisition and asset sale opportunities that add value, accelerate growth and provide cash
•	Gain additional analyst and market coverage for the Company